Invictus MD Strategies Corp.
Consolidated Financial Statements
For the Years Ended January 31, 2018 and 2017

INDEPENDENT AUDITORS’ REPORT

To the Shareholders of
Invictus MD Strategies Corp.

We have audited the accompanying consolidated financial statements of Invictus MD Strategies Corp. which comprise the consolidated statements of financial position as at January 31, 2018 and 2017, the consolidated statements of operations and comprehensive loss, changes in equity and cash flows for the years then ended, and the related notes comprising a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements
Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility
Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Invictus MD Strategies Corp. as at January 31, 2018 and 2017, and its financial performance and its cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

/s/ Manning Elliott LLP

CHARTERED PROFESSIONAL ACCOUNTANTS
Vancouver, British Columbia
May 29, 2018

Invictus MD Strategies Corp.
Consolidated statements of financial position
(Expressed in Canadian dollars)

		January 31,	January 31,
		2018	2017
	Notes	$	$

Assets
Current
Cash and cash equivalents	22	37,593,985	463,357
Short-term investments		-	3,000,000
Accounts receivable	3,15	883,381	633,213
Prepaid expenses and other		329,109	90,414
Biological assets	4	181,534	–
Inventory	5	2,302,484	552,725
Loans receivable	6	375,000	955,150
		41,665,493	5,694,859

Investments in associates	7	13,281,002	12,466,000
Property, plant and equipment	8	5,871,398	353,707
Intangible assets	9	40,641,365	1,160,385
Goodwill	10	13,987,546	–
Other assets	11	–	373,521
Total assets		115,446,804	20,048,472
Liabilities and shareholders' equity

Current liabilities
Bank indebtedness	12	–	91,144
Accounts payable and accrued liabilities	13	2,021,238	332,427
Deferred revenue		561,166	–
Note payable	14	–	2,000,000
		2,582,404	2,423,571

Deferred tax liability	16	10,030,000	–
Total liabilities		12,612,404	2,423,571

Shareholders' equity
Share capital	17	107,231,193	17,238,846
Contributed surplus		21,143,715	6,137,595
Deficit		(27,178,934)	(7,401,110)
Equity attributed to common shareholders		101,195,974	15,975,331
Non-controlling interest		1,638,426	1,649,570
Total shareholders' equity		102,834,400	17,624,901
Total liabilities and shareholders' equity		115,446,804	20,048,472

Nature of operations (Note 1)
Commitments (Note 20)
Subsequent events (Note 23)

Approved by the Board of Directors:

“Dan Kriznic”	“Aaron Bowden”
Dan Kriznic, Director	Aaron Bowden, Director

The accompanying notes form an integral part of these consolidated financial statements.

Invictus MD Strategies Corp.
Consolidated statements of operations and comprehensive loss
(Expressed in Canadian dollars)

		Year ended January 31,
		2018	2017
	Notes	$	$

Revenue		2,364,423	2,549,061
Production costs		2,018,253	1,559,767
Gross margin before fair value adjustment		346,170	989,294

Unrealized gain on changes in fair value of biological assets	4	1,311,925	–
Gross margin		1,658,095	989,294

Operating expenses
Sales and marketing		2,745,855	597,906
General and administrative	15	5,269,212	3,299,763
Research and development		11,486	–
Share-based compensation	17	7,419,953	2,428,780
Acquisition costs	17	3,399,830	–
Depreciation and amortization	8,9	1,855,755	5,839
		20,702,091	6,332,288
Loss from operations		(19,043,996)	(5,342,994)
Other income (expense)
Interest income (expense)		144,147	(81,303)
Foreign exchange gain (loss)		23,581	(8,583)
Loss on option agreements	11	(373,521)	(45,155)
Loss on write-off of loans receivable	6	(999,564)	–
Loss on sale of SunBlaster		–	(741,239)
Gain on sale of inventory		–	9,103
Gain on sale of property, plant and equipment		2,076	–
Gain on write-off of shareholder loan	15	215,447	–
Equity loss on investments	7	(594,998)	–
		(1,582,832)	(867,177)
Net loss before income tax		(20,626,828)	(6,210,171)
Current income tax recovery (expense)	16	41,919	(44,792)
Deferred income tax recovery	16	795,941	529,000
		837,860	484,208
Net loss and comprehensive loss		(19,788,968)	(5,725,963)
Net loss and comprehensive loss attributed to
Shareholders of the Company		(19,777,824)	(5,639,272)
Non-controlling interest		(11,144)	(86,691)
		(19,788,968)	(5,725,963)
Net loss per common share
Basic and diluted		(0.29)	(0.54)

Weighted average number of common shares outstanding		68,323,712	10,509,293

The accompanying notes form an integral part of these consolidated financial statements.

Invictus MD Strategies Corp.
Consolidated statements of changes in shareholders’ equity
(Expressed in Canadian dollars)

			Contributed	Equity portion of	Non-controlling
	Number of	Share capital	surplus	convertible debt	interest	Deficit	Total
	shares	$	$	$	$	$	$
Balance, January 31, 2016	4,033,429	3,875,263	384,539	68,361	2,203,178	(812,202)	5,719,139

Non-controlling interest	–	–	(133,083)	–	(466,917)	–	(600,000)
Dividends declared	–	–	–	–	–	(949,636)	(949,636)
Exercise of stock options	75,000	37,938	(11,688)	–	–	–	26,250
Exercise of warrants	2,645,800	1,459,076	(136,176)	–	–	–	1,322,900
Private placement	16,634,464	9,578,111	3,097,649	–	–	–	12,675,760
Share issuance costs	–	(1,375,428)	527,953	–	–	–	(847,475)
Share consolidation transaction fee	–	(4,375)	–	–	–	–	(4,375)
Share consolidation rounding	(31)	–	–	–	–	–	–
Reclassification	–	–	68,361	(68,361)	–	–	–
Shares issued per escrow agreement	1,700,808	–	–	–	–	–	–
Shares issued for AB Laboratories acquisition agreement	2,400,000	3,456,000	–	–	–	–	3,456,000
Shares issued for Prestige Worldwide Holdings acquisition agreement	261,000	88,740	–	–	–	–	88,740
Shares issued for Zenalytic Laboratories acquisition agreement	39,130	48,521	–	–	–	–	48,521
Shares issued for PlanC BioPharm acquisition agreement	50,000	75,000	–	–	–	–	75,000
Share-based compensation	–	–	2,340,040	–	–	–	2,340,040
Net loss and comprehensive loss	–	–	–	–	(86,691)	(5,639,272)	(5,725,963)
Balance, January 31, 2017	27,839,600	17,238,846	6,137,595	–	1,649,570	(7,401,110)	17,624,901

Shares and warrants issued for Acreage Pharms acquisition	20,000,000	36,800,000	2,890,884	–	–	–	39,690,884
Exercise of stock options	216,000	303,292	(141,162)	–	–	–	162,130
Exercise of warrants	10,621,938	23,470,120	(5,784,449)	–	–	–	17,685,671
Private placements	28,354,130	31,533,818	9,673,497	–	–	–	41,207,315
Share issuance costs	281,817	(5,334,883)	947,397	–	–	–	(4,387,486)
Shares issued for services rendered	2,000,000	3,220,000	–	–	–	–	3,220,000
Share-based compensation	–	–	7,419,953	–	–	–	7,419,953
Net loss and comprehensive loss	–	–	–	–	(11,144)	(19,777,824)	(19,788,968)
Balance, January 31, 2018	89,313,485	107,231,193	21,143,715	–	1,638,426	(27,178,934)	102,834,400

The accompanying notes form an integral part of these consolidated financial statements.

Invictus MD Strategies Corp.
Consolidated statements of cash flows
(Expressed in Canadian dollars)

		Year ended January 31,
		2018	2017
	Notes	$	$
Operating activities
Net loss		(19,788,968)	(5,725,963)
Items not affecting cash
Unrealized gain on changes in fair value of biological assets		(1,311,925)	–
Acquisition costs		1,810,000	–
Share-based compensation		7,419,953	2,428,780
Depreciation and amortization		1,855,755	74,866
Interest expense		–	92,800
Loss on option agreements		373,521	–
Loss on write-off of loans receivable		999,564	–
Loss on sale of SunBlaster		–	741,239
Equity loss on investments		594,998	–
Deferred income tax recovery		(795,941)	–
Changes in non-cash working capital balances
Decrease (increase) in accounts receivable		(299,644)	820,437
Increase in prepaid expenses and other		(238,695)	(33,884)
Increase in biological assets		(21,000)	–
Decrease (increase) in inventory		(598,368)	17,625
Increase (decrease) in accounts payable and accrued		1,237,734	(918,981)
liabilities
Increase in deferred revenue		561,166	–
Net cash used in operating activities		(8,201,850)	(2,503,081)
Investing activities
Increase in investments		–	(7,010,000)
Decrease (increase) in short-term investment		3,000,000	(3,000,000)
Increase in loans receivable	6	(300,000)	(955,150)
Increase in other assets		–	(250,000)
Proceeds on sale of SunBlaster, net		–	3,663,792
Acquisition of Acreage Pharms Ltd.	10	(6,000,000)	–
Acquisition of additional equity in Future Harvest		–	(600,000)
Purchase of property, plant and equipment		(3,539,737)	(366,075)
Purchase of intangible assets		(404,271)	(311,847)
Net cash used in investing activities		(7,244,008)	(8,829,280)
Financing activities
Dividends		–	(949,636)
Exercise of stock options		162,130	26,250
Exercise of warrants		17,685,671	1,322,900
Private placements		41,207,315	12,675,760
Share issuance costs		(4,387,486)	(851,852)
Decrease in bank indebtedness		(91,144)	(365,357)
Repayment of convertible loan		–	(300,000)
Repayment of note payable	14	(2,000,000)	–
Net cash provided by financing activities		52,576,486	11,558,065
Increase in cash and cash equivalents		37,130,628	225,704
Cash and cash equivalents, beginning of year		463,357	237,653
Cash and cash equivalents, end of year		37,593,985	463,357

Supplemental cash flow information (Note 22)

The accompanying notes form an integral part of these consolidated financial statements.

Invictus MD Strategies Corp.
Notes to the consolidated financial statements
For the years ended January 31, 2018 and 2017
(Expressed in Canadian dollars)

1.	NATURE OF OPERATIONS

Invictus MD Strategies Corp. is a publicly traded company listed on the TSX Venture Exchange (“TSXV”) under the symbol “GENE”, as well as "8IS1" on the Frankfurt Stock Exchange and "IVITF" on the OTC. The Company is primarily engaged in the investment, acquisition, and development of synergistic businesses in an effort to increase and sustain growth, value and profits in the medical cannabis industry.

The consolidated financial statements for the years ended January 31, 2018 and 2017, include Invictus MD Strategies Corp. and its subsidiaries (together referred to as “Invictus MD” or the “Company”) and the Company’s interest in affiliated companies. The Company’s most active subsidiaries include Acreage Pharms Ltd. (“Acreage Pharms”), Future Harvest Development Ltd. (“Future Harvest”) and Poda Technologies Ltd. (“Poda”). The Company’s most active investments include an ownership interest in AB Laboratories Inc. (“AB Labs”) and AB Ventures Inc. (“AB Ventures”).

Acreage Pharms is a licensed producer of medical cannabis in Canada pursuant to the Access to Cannabis for Medical Purposes Regulations (“ACMPR”). Future Harvest produces and sells plant fertilizers, nutrients and other supplies for hydroponics. Poda is engaged in the development of a new and improved technology to vaporize cannabis. AB Labs is a licensed producer and seller of medical cannabis in Canada pursuant to the ACMPR, and AB Ventures is in the application phase for a license to produce medical cannabis under ACMPR.

The Company was incorporated on February 11, 2014, under the Business Corporations Act (British Columbia). The head office is located at 300 – 15047 Marine Drive, White Rock, British Columbia, Canada, V4B 1C5, and the registered and records office is located at 10th floor, 595 Howe Street, Vancouver, British Columbia, Canada, V6C 2T5.

2.	SIGNIFICANT ACCOUNTING POLICIES

Statement of compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

These consolidated financial statements were authorized for issue by the Board of Directors on May 29, 2018.

Basis of presentation and measurement

These consolidated financial statements include the accounts of the Company and its subsidiaries and have been presented in Canadian dollars on a historical cost basis, except for biological assets and certain financial instruments, which are measured at fair value. Historical cost is generally based upon the fair value of the consideration given in exchange for assets. The expenses within the consolidated statements of operations and comprehensive loss are presented by function.

Basis of consolidation

These consolidated financial statements comprise the financial statements of the Company and its Canadian subsidiaries, as presented below. Subsidiaries are those entities which the Company controls by having the power to govern the financial and operational policies of the entity. This control is generally evidenced through owning more than 50% of the voting rights or currently exercisable potential voting rights of a company’s share capital. All intercompany transactions and balances have been eliminated.

Invictus MD Strategies Corp.
Notes to the consolidated financial statements
For the years ended January 31, 2018 and 2017
(Expressed in Canadian dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Basis of consolidation (continued)

	Percentage ownership interest
	January 31,
	2018	2017
Greener Pastures Marihuana Dispensary Ltd.	100%	100%
Poda Technologies Ltd.	100%	100%
Vitaleaf Management Inc. (inactive)	100%	100%
Prestige Worldwide Holdings Inc.	100%	100%
Future Harvest Development Ltd.	82.5%	82.5%
Acreage Pharms Ltd.	100%	–
AB Laboratories Inc.	33.33%	33.33%
AB Ventures Inc.	11.76%	11.76%

Biological assets

The Company measures biological assets consisting of medical cannabis plants at fair value less cost to sell up to the point of harvest, which becomes the basis for the cost of finished goods inventories after harvest. Seeds are measured at fair market value. Unrealized gains or losses arising from changes in fair value less cost to sell during the year are included in the results of operations of the related year.

Inventory

The Company values inventories at the lower of cost and net realizable value. Inventories of harvested cannabis are transferred from biological assets at their fair value at harvest, which becomes the initial deemed cost. Any subsequent post-harvest costs are capitalized to inventory to the extent that cost is less than net realizable value. Inventories of fertilizers and nutrients include costs of purchases net of vendor allowances plus other costs, such as transportation, that are directly incurred to bring the inventories to their present location and condition. Net realizable value is determined as the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale. The cost of inventories is determined using the weighted average cost basis.

Inventories are written down to net realizable value when the cost of inventories is estimated to be unrecoverable due to obsolescence, damage, or declining market prices. When the circumstances that previously caused inventories to be written down below cost no longer exist or when there is apparent evidence of an increase in selling price then the amount of the write down previously recorded is reversed. Storage costs, indirect administrative overhead, and certain other selling costs related to inventories are expensed in the period incurred.

Invictus MD Strategies Corp.
Notes to the consolidated financial statements
For the years ended January 31, 2018 and 2017
(Expressed in Canadian dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Investments in associates

The Company has interests in associates. Associates are entities over which the Company exercises significant influence. Significant influence is the power to participate in the financial and operating policy decisions of the investee but without control or joint control over those policies. The Company accounts for associates using the equity method of accounting. Interests in associates accounted for using the equity method are initially recognized at cost. Subsequent to initial recognition, the carrying value of the Company’s interest in an associate is adjusted for the Company’s share of comprehensive income and distributions of the investee. The carrying value of associates is assessed for impairment at each statement of financial position date.

Invictus MD Strategies Corp.
Notes to the consolidated financial statements
For the years ended January 31, 2018 and 2017
(Expressed in Canadian dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Property, plant and equipment

Property, plant and equipment is measured at cost less accumulated depreciation and impairment losses. Depreciation is provided on a straight-line basis over the following terms:

Buildings	20 years
Computer hardware	2 years
Computer software	2 years
Leasehold improvements	5 years
Manufacturing equipment	8 years
Office equipment	5 years
Shop equipment	8 years

Estimates of residual values or useful lives and depreciation methods are reassessed annually and any changes in estimates are accounted for prospectively and amounts of depreciation are adjusted accordingly.

An asset’s residual value, useful life and depreciation method are reviewed during each financial year and adjusted if appropriate. When parts of an item of equipment have different useful lives, they are accounted for as separate items (major components) of property, plant and equipment.

Gains and losses on disposal of an item are determined by comparing the proceeds from disposal with the carrying amount of the item and recognized in profit or loss. Assets under construction are not subject to depreciation until they are available for use and depreciation of the assets commences at that point.

Intangible assets

Intangible assets with finite useful lives are recorded at cost less accumulated amortization and accumulated impairment losses. Amortization is provided on a straight-line basis. Health Canada licenses are amortized over the useful life of the facility or lease term. The estimated useful life and amortization method are reviewed at the end of each reporting period, with the effect of any changes in estimate being accounted for on a prospective basis.

Intangible assets with indefinite useful lives are comprised of trademarks and similar intangibles, including certain intellectual property, which are carried at cost less accumulated impairment losses.

Impairment of non-current assets

Non-current assets, including property, plant and equipment and intangible assets are reviewed for impairment at each statement of financial position date or whenever events or changes in circumstances indicate that the carrying amount of an asset exceeds its recoverable amount. For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets (the cash-generating unit, or "CGU"). The recoverable amount of an asset or a CGU is the higher of its fair value, less costs to sell, and its value in use. If the carrying amount of an asset exceeds its recoverable amount, an impairment charge is recognized immediately in profit or loss by the amount by which the carrying amount of the asset exceeds the recoverable amount. Where an impairment loss subsequently reverses, the carrying amount of the asset is increased to the lesser of the revised estimate of recoverable amount, and the carrying amount that would have been recorded had no impairment loss been recognized previously.

Invictus MD Strategies Corp.
Notes to the consolidated financial statements
For the years ended January 31, 2018 and 2017
(Expressed in Canadian dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Business combinations and goodwill

Acquisitions of businesses are accounted for using the acquisition method. At the acquisition date the identifiable assets acquired and the liabilities assumed are recognized at their fair value, except deferred tax assets or liabilities, which are recognized and measured in accordance with IAS 12 –Income Taxes. Subsequent changes in fair values are adjusted against the cost of acquisition if they qualify as measurement period adjustments. The measurement period is the period between the date of the acquisition and the date where all significant information necessary to determine the fair values is available and cannot exceed 12 months. All other subsequent changes are recognized in the consolidated statements of operations and comprehensive loss.

The purchase price allocation process resulting from a business combination requires management to estimate the fair value of identifiable assets acquired including intangible assets and liabilities assumed including any contingently payable purchase price obligation due over time. The Company uses valuation techniques, such as forecasted future net cash flows discounted to present value and the mergers and acquisitions method. These valuations are closely linked to the assumptions used by management on the future performance of the related assets and the discount rates applied. The determination of fair value involves making estimates relating to acquired property, plant and equipment, intangible assets and contingent consideration.

In certain situations, goodwill or a bargain purchase gain may result from a business combination. Goodwill is measured as the excess of the consideration transferred over the net amounts of the identifiable assets acquired and the liabilities assumed. Goodwill is measured at historical cost and is evaluated for impairment annually or more often if events or circumstances indicate there may be an impairment. Impairment is determined for goodwill by assessing if the carrying value of a CGU, including the allocated goodwill, exceeds its recoverable amount determined as the greater of the estimated fair value less costs to sell and the value in use. Impairment losses recognized in respect of a CGU are first allocated to the carrying value of goodwill and any excess is allocated to the carrying amount of assets in the CGU. Any goodwill impairment is recorded in income in the period in which the impairment is identified. Impairment losses on goodwill are not subsequently reversed. Acquisition related costs are recognized in the consolidated statements of comprehensive loss as incurred.

Revenue recognition

Revenue is recognized at the fair value of consideration received or receivable. Revenue from the sale of goods is recognized when all the following conditions have been satisfied:

•	the Company has transferred to the buyer the significant risks and rewards of ownership of the goods;
•	the Company retains neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold;
•	the amount of revenue can be measured reliably;
•	it is probable that the economic benefits associated with the transaction will flow to the Company; and
•	the costs incurred or to be incurred in respect of the transaction can be measured reliably.

Payments received from customers in advance of meeting all of the recognition criteria are recorded as deferred revenue and subsequently recognized as those criteria are met.

Invictus MD Strategies Corp.
Notes to the consolidated financial statements
For the years ended January 31, 2018 and 2017
(Expressed in Canadian dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Research and development

Research costs are expensed as incurred. Development expenditures are capitalized only if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and the Company intends to and has sufficient resources to complete development to use or sell the asset. Other development expenditures are recognized in profit or loss as incurred.

Share capital

Common shares are classified as equity. Transaction costs directly attributable to the issuance of common shares and common share warrants are recognized as a deduction from equity. Common shares issued for non-monetary consideration are measured based on their market value at the date the common shares are issued.

The Company has adopted the relative fair value method with respect to the measurement of common shares and warrants issued as equity units. The relative fair value method requires an allocation of the net proceeds received based on the pro rata relative fair value of the components. If and when the warrants are ultimately exercised, the applicable amounts are transferred from reserve for warrants to share capital.

Share-based compensation

The Company measures equity settled share-based payments based on their fair value at the grant date and recognizes compensation expense over the vesting period based on the Company’s estimate of equity instruments that will eventually vest. Expected forfeitures are estimated at the date of grant and subsequently adjusted if further information indicates actual forfeitures may vary from the original estimate. The impact of the revision of the original estimate is recognized in profit or loss such that the cumulative expense reflects the revised estimate. For share-based payments granted to non-employees the compensation expense is measured at the fair value of the good and services received except where the fair value cannot be estimated in which case it is measured at the fair value of the equity instruments granted. The fair value of share-based compensation to non-employees is periodically re-measured until counterparty performance is complete, and any change therein is recognized over the period and in the same manner as if the Company had paid cash instead of paying with or using equity instruments. Consideration paid by employees or non-employees on the exercise of stock options is recorded as share capital and the related share-based compensation is transferred from share-based reserve to share capital.

Income taxes

The Company uses the liability method to account for income taxes. Deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the carrying amounts of existing assets and liabilities for accounting purposes, and their respective tax bases. Deferred income tax assets and liabilities are measured using tax rates that have been enacted or substantively enacted applied to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred income tax assets and liabilities of a change in statutory tax rates is recognized in profit or loss in the year of change. Deferred income tax assets are recognized to the extent it is probable that future taxable profits of the relevant entity will be available against which the assets can be utilized and are reviewed at the end of each reporting period.

Invictus MD Strategies Corp.
Notes to the consolidated financial statements
For the years ended January 31, 2018 and 2017
(Expressed in Canadian dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Earnings (loss) per share

The Company presents basic and diluted earnings (loss) per share data for its common shares. Basic earnings (loss) per share is calculated by dividing the profit or loss attributable to common shareholders of the Company by the weighted average number of common shares outstanding during the period. Diluted earnings (loss) per share is determined by adjusting the profit or loss attributable to common shareholders and the weighted average number of common shares outstanding, adjusted for the effects of all dilutive potential common shares, which comprise warrants and share options issued.

Reclassifications

Certain reclassifications have been made to the prior year’s consolidated financial statements to conform to the current year’s presentation on the consolidated statements of operations and comprehensive loss.

Financial instruments

Financial assets

The Company initially recognizes financial assets at fair value on the date that they are originated. All financial assets (including assets designated at fair value through profit or loss) are recognized initially on the date at which the Company becomes a party to the contractual provisions of the instrument. The Company derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows on the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred. Any interest in transferred financial assets that is created or retained by the Company is recognized as a separate asset or liability.

The Company classifies its financial assets as financial assets at fair value through profit or loss, available for sale (“AFS”) financial assets or loans and receivables. A financial asset is classified at fair value through profit or loss if it is classified as held for trading or is designated as such upon initial recognition. Financial assets are designated at fair value through profit or loss if the Company manages such investments and makes purchase and sale decisions based on their fair value in accordance with the Company’s documented risk management or investment strategy. Financial assets at fair value through profit or loss are measured at fair value, and changes therein are recognized in profit or loss.

Loans and receivables are financial assets with fixed or determinable payments that are not quoted in an active market. Such assets are recognized initially at fair value. Subsequent to initial recognition loans and receivables are measured at amortized cost using the effective interest method, less any impairment losses.

AFS financial assets are non-derivatives that are either designated as AFS or are not classified as loans and receivables or financial assets at fair value through profit or loss. AFS financial assets are stated at fair value at the end of each reporting period. Changes in the carrying amount of AFS monetary financial assets relating to changes in foreign currency rates, interest income calculated using the effective interest method and dividends on AFS equity investments are recognized in profit or loss. Other changes in the carrying amount of AFS financial assets are recognized in other comprehensive income (“OCI”). When the investment is disposed of or is determined to be impaired, the cumulative gain or loss previously accumulated in OCI is reclassified to profit or loss. AFS equity investments that do not have a quoted market price in an active market and whose fair value cannot be reliably measured are measured at cost less any identified impairment losses at the end of each reporting period.

Invictus MD Strategies Corp.
Notes to the consolidated financial statements
For the years ended January 31, 2018 and 2017
(Expressed in Canadian dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Financial instruments (continued)

Financial liabilities

The Company initially recognizes financial liabilities at fair value on the date that they are originated. All financial liabilities (including liabilities designated at fair value through profit or loss) are recognized initially on the date at which the Company becomes a party to the contractual provisions of the instrument. The Company derecognizes a financial liability when its contractual obligations are discharged or cancelled or expire.

The Company classifies its financial liabilities as either financial liabilities at fair value through profit or loss or other liabilities. Subsequent to initial recognition other liabilities are measured at amortized cost using the effective interest method. Financial liabilities at fair value are stated at fair value with changes being recognized in profit or loss.

Classification of financial instruments

The Company classifies its financial assets and liabilities depending on the purpose for which the financial instruments were acquired, their characteristics, and management intent as follows:

Cash and cash equivalents	Fair value through profit or loss
Short-term investments	Fair value through profit or loss
Accounts receivable	Loans and receivable
Loans receivable	Loans and receivable
Bank indebtedness	Other liabilities
Accounts payable	Other liabilities
Note payable	Other liabilities

Effective interest method

The effective interest method is a method of calculating the amortized cost of a financial instrument and of allocating interest income over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash receipts through the expected life of the financial instrument, or, where appropriate, a shorter period, to the net carrying amount on initial recognition.

Transaction costs

Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities (other than financial assets and financial liabilities at fair value through profit or loss) are added to or deducted from the fair value of the financial assets or financial liabilities, as appropriate, on initial recognition. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities at fair value through profit or loss are recognized immediately in profit or loss.

Impairment of financial assets

Financial assets, other than those classified at fair value through profit or loss, are assessed for indicators of impairment at the end of the reporting period. Financial assets are considered to be impaired when there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the financial asset, the estimated future cash flows of the investment have been affected.

Invictus MD Strategies Corp.
Notes to the consolidated financial statements
For the years ended January 31, 2018 and 2017
(Expressed in Canadian dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Critical accounting estimates and judgments

The preparation of the consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Biological assets and inventory

In calculating the value of the biological assets and inventory, management is required to make a number of estimates, including estimating the stage of growth of the cannabis up to the point of harvest, harvesting costs, selling costs, sales price, wastage and expected yields for the cannabis plant. In calculating final inventory values, management is required to determine an estimate of spoiled or expired inventory and compares the inventory cost to estimated net realizable value.

Estimated useful lives and impairment considerations

Depreciation and amortization of property, plant and equipment and intangible assets are dependent upon estimates of useful lives, which are determined through the exercise of judgment. The assessment of any impairment of these assets is dependent upon estimates of recoverable amounts that take into account factors such as economic and market conditions and the useful lives of assets.

Business combinations

Judgment is used in determining whether an acquisition is a business combination or an asset acquisition. In a business combination, all identifiable assets, liabilities and contingent liabilities acquired are recorded at their fair values. In determining the allocation of the purchase price in a business combination, including any acquisition related contingent consideration, estimates including market based and appraisal values are used. The contingent consideration is measured at its acquisition-date fair value and included as part of the consideration transferred in a business combination. Contingent consideration that is classified as equity is not remeasured at subsequent reporting dates and its subsequent settlement is accounted for within equity.

Share-based compensation and warrants

In calculating the share-based compensation expense, key estimates such as the rate of forfeiture of options granted, the expected life of the option, the volatility of the Company’s stock price and the risk-free interest rate are used. In calculating the fair value of the warrants, the Company includes key estimates such as the volatility of the Company’s stock price, the value of the common share, and the risk-free interest rate.

Accounting standards issued but not yet effective

A number of new standards, and amendments to standards and interpretations, are not yet effective for the period ended January 31, 2018, and have not been applied in preparing these consolidated financial statements.

New standard IFRS 9, “Financial Instruments”

New standard IFRS 15, “Revenue from Contracts with Customers”

New standard IFRS 16, "Leases"

Amendments to IFRS 2, “Share-based Payment”

Invictus MD Strategies Corp.
Notes to the consolidated financial statements
For the years ended January 31, 2018 and 2017
(Expressed in Canadian dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Accounting standards issued but not yet effective (continued)

The Company has not early adopted these new or amended standards and does not expect them to have a material effect on the Company’s future results and financial position.

Other accounting standards or amendments to existing accounting standards that have been issued but have future effective dates are either not applicable or are not expected to have a significant impact on the Company’s consolidated financial statements.

3.	ACCOUNTS RECEIVABLE

		January 31,
	2018	2017
	$	$
Trade accounts receivable	735,939	518,695
GST and taxes recoverable	147,442	97,771
Interest receivable	–	11,497
Other receivables	–	5,250
	883,381	633,213

4.	BIOLOGICAL ASSETS

		January 31,
	2018	2017
	$	$
Balance, beginning of year	–	–
Purchases of seeds and clones	21,000	–
Changes in fair value less costs to sell due to biological transformation	1,311,925	–
Transferred to inventory upon harvest	(1,151,391)	–
Balance, end of year	181,534	–

The Company’s biological assets consist of medical cannabis plants. The significant assumptions used in determining the fair value of medical cannabis plants include:

•	Expected yield by strain of plant;
•	Wastage of plants;
•	Duration of the production cycle;
•	Percentage of costs incurred to date compared to the total costs expected to be incurred;
•	Percentage of costs incurred for each stage of plant growth; and
•	Market values less selling costs.

On average, the growth cycle is 65 days. As at January 31, 2018, it is estimated that the Company’s biological assets will yield approximately 53,082 grams of cannabis when harvested (January 31, 2017: nil). The Company’s estimates are, by their nature, subject to change and differences from the anticipated yield will be reflected in the gain or loss on biological assets in future periods.

Invictus MD Strategies Corp.
Notes to the consolidated financial statements
For the years ended January 31, 2018 and 2017
(Expressed in Canadian dollars)

5.	INVENTORY

		January 31,
	2018	2017
	$	$
Dry cannabis
Finished goods	1,062,184	–
Work-in-process	273,073
	1,335,257	–
Fertilizers and nutrients
Finished goods	312,298	153,345
Materials and supplies	654,929	399,380
	967,227	552,725
	2,302,484	552,725

As at January 31, 2018, the Company held 185,847 grams of dried cannabis, comprised of 136,949 grams awaiting release for sale and 48,897 grams held for future extract production (January 31, 2017: nil and nil).

The cost of inventory is recognized as an expense and included in cost of sales when sold. For the year ended January 31, 2018, the amount of inventory recognized in cost of sales was $909,486, comprised of fertilizers and nutrients (2017: $947,173 in fertilizers and nutrients).

6.	LOANS RECEIVABLE

(a)

As at January 31, 2018, the Company has a loan receivable of nil from a non-related party (January 31, 2017: $880,150). The amount due was unsecured, accrued interest at 12% per annum, and was due on demand. Included in accounts receivable is accrued interest receivable of nil (January 31, 2017: $11,497). During the year-end ended January 31, 2018, the carrying value of the loan receivable and accrued interest was written-down to nil and the Company recorded a loss on write-off of loans receivable of $999,564.

(b)	As at January 31, 2018, the Company has a loan receivable of $75,000 from a non-related party (January 31, 2017: $75,000). The amount due was unsecured, non-interest bearing, and is due on demand.

(c)

As at January 31, 2018, the Company has a loan receivable of $300,000 from AB Labs, a related party as described in Note 7 (January 31, 2017: nil). The amount due is unsecured, non-interest bearing, and is due on demand.

7.	INVESTMENTS IN ASSOCIATES

On December 23, 2016, the Company acquired 33.33% of AB Laboratories Inc. ("AB Labs"), a Licensed Producer under the Access to Cannabis for Medical Purposes Regulations (“ACMPR”). Under the terms of the agreement, the Company acquired 33.33% of AB Labs for consideration of $7,000,000 and 2,400,000 common shares (issued with a fair value of $3,446,000).

On December 23, 2016, the Company acquired 11.76% of AB Ventures Inc. (“AB Ventures”) for consideration of $2,000,000. In exchange, AB Ventures issued the Company 13.33 common shares and a warrant to acquire an additional 36.66 common shares for $5,500,000. Upon payment of the $5,500,000, the Company will have been issued 49.99 common shares of AB Ventures, representing a 33.33% ownership interest. The Company and AB Ventures have agreed to use the proceeds to fund the purchase of land for, construction of, and application to Health Canada for approval of a facility for cultivation of cannabis under the ACMPR.

The Company will have the right of first refusal to arrange any initial public offering, reverse take-over, or other going public transaction of AB Labs or AB Ventures following closing.

Invictus MD Strategies Corp.
Notes to the consolidated financial statements
For the years ended January 31, 2018 and 2017
(Expressed in Canadian dollars)

7.	INVESTMENTS IN ASSOCIATES (continued)

On June 13, 2017, the Company issued 1,000,000 common shares with a fair value of $1,410,000, as a finder’s fee for the acquisition of AB Labs and AB Ventures.

The following table summarizes the change in investment in associates for the year ended January 31, 2018:

$
AB Labs
Balance, January 31, 2017	10,466,000
Consideration paid	1,410,000
Equity loss on investment	(573,985)
Balance, January 31, 2018	11,302,015

AB Ventures
Balance, January 31, 2017	2,000,000
Equity loss on investment	(21,013)
Balance, January 31, 2018	1,978,987
Total	13,281,002

On November 29, 2017, the Company entered into a binding letter of intent (“LOI”) for an option to increase the Company’s ownership interest in AB Labs from 33.33% to 50% and on February 6, 2018, the Company exercised its option to acquire an additional 16.67% ownership in AB Labs. Refer to Note 23(a).

18

Invictus MD Strategies Corp.
Notes to the consolidated financial statements
For the years ended January 31, 2018 and 2017
(in Canadian dollars)

8.	PROPERTY, PLANT AND EQUIPMENT

		Computer	Computer	Leasehold	Manufacturing	Office	Shop
	Buildings	hardware	software	improvements	equipment	equipment	equipment	Total
	$	$	$	$	$	$	$	$
Cost
Balance, January 31, 2016	–	6,035	–	1,573	20,995	3,104	40,462	72,169
Additions	–	–	–	9,078	–	3,680	353,317	366,075
Balance, January 31, 2017	–	6,035	–	10,651	20,995	6,784	393,779	438,244
Additions	5,191,107	356,874	15,497	1,731	–	1,965	242,981	5,810,155
Balance, January 31, 2018	5,191,107	362,909	15,497	12,382	20,995	8,749	636,760	6,248,399

Accumulated depreciation
Balance, January 31, 2016	–	1,000	–	240	3,479	449	4,502	9,670
Depreciation	–	2,769	–	2,172	5,255	898	63,773	74,867
Balance, January 31, 2017	–	3,769	–	2,412	8,734	1,347	68,275	84,537
Depreciation	87,462	125,076	2,749	2,275	3,645	1,665	69,592	292,464
Balance, January 31, 2018	87,462	128,845	2,749	4,687	12,379	3,012	137,867	377,001

Carrying amounts
Balance, January 31, 2017	–	2,266	–	8,239	12,261	5,437	325,504	353,707
Balance, January 31, 2018	5,103,645	234,064	12,748	7,695	8,616	5,737	498,893	5,871,398

Included in Buildings is $2,880,049 of assets under construction that were not subject to depreciation as at January 31, 2018.

Invictus MD Strategies Corp.
Notes to the consolidated financial statements
For the years ended January 31, 2018 and 2017
(Expressed in Canadian dollars)

9.	INTANGIBLE ASSETS

		Health
	Intellectual	Canada	Meters
	property	License	Schematics	Other	Total
	$	$	$	$	$
Balance, January 31, 2016	825,438	–	8,201	27,511	861,150
Additions	311,847	–	–	–	311,847
Disposals	–	–	–	(12,612)	(12,612)
Balance, January 31, 2017	1,137,285	–	8,201	14,899	1,160,385
Additions	387,371	40,640,000	–	40,000	41,067,371
Disposals	–	–	(8,201)	(14,899)	(23,100)
Amortization	–	(1,563,291)	–	–	(1,563,291)
Balance, January 31, 2018	1,524,656	39,076,709	–	40,000	40,641,365

As at January 31, 2018, the intellectual property was not yet available for use. The ACMPR cultivation license is amortized over the 20-year life of the leased property.

10.	BUSINESS COMBINATION AND GOODWILL

On April 25, 2017, the Company acquired 100% of the issued and outstanding shares of Acreage Pharms (the “Acquisition”) by exercising its share purchase option agreement that was entered into on February 24, 2017. As a result of the Acquisition, Acreage Pharms operates as a wholly-owned subsidiary of Invictus MD.

The aggregate consideration paid by the Company to acquire Acreage Pharms comprised of: (i) 20,000,000 common shares of the Company; (ii) $6,000,000 in cash; (iii) and 3,000,000 warrants with an exercise price of $1.50, one-third of such warrants expiring every six months after the Acquisition date of April 25, 2017.

The warrants have an estimated fair value of $2,890,884, calculated using the Black-Scholes option pricing model assuming one-third of the warrants will expire every six months following the date the option is exercised, an average risk-free interest rate of 0.60%, an expected dividend rate of 0%, and an average expected annual volatility of 127%.

The Company has determined that this transaction is a business combination as the assets acquired and liabilities assumed constitute a business. The transaction was accounted for using the acquisition method of accounting whereby the assets acquired and the liabilities assumed were recorded at their estimated fair value at the acquisition date.

The Company applied a market approach, and specifically the mergers and acquisition method, for measuring the fair value of the license to produce medical cannabis under ACMPR. This valuation model uses data from actual market transactions regarding the sale of similar companies or groups of assets to determine the price of the asset under review.

Invictus MD Strategies Corp.
Notes to the consolidated financial statements
For the years ended January 31, 2018 and 2017
(Expressed in Canadian dollars)

10.	BUSINESS COMBINATION AND GOODWILL (continued)

The allocation of the purchase price to the total fair value of net assets acquired is as follows:

$
Fair value of net assets acquired
Cash and cash equivalents	454
Accounts receivable	69,484
Property, plant and equipment	1,886,168
Intangible assets	40,640,000
42,596,106

Accounts payable and accrued liabilities	(66,827)
Deferred tax liability	(10,825,941)
Identifiable net assets acquired	31,703,338
Goodwill	13,987,546
45,690,884

$
Consideration paid
Cash	6,000,000
Fair value of 20,000,000 common shares of the Company	36,800,000
Fair value of 3,000,000 share purchase warrants of the Company	2,890,884
45,690,884

The resulting goodwill represents the sales and growth potential of Acreage Pharms.

11.	OTHER ASSETS

Zenalytic Laboratories Inc.

On November 18, 2016, the Company entered into an option agreement to acquire 49% of Zenalytic Laboratories Inc. ("Zen Labs"). Per the agreement, the Company is required to issue Zen Labs $300,000 in common shares at an issue price equal to the volume weighted average price of the Company for the three days prior to closing the agreement. The Company can execute the option agreement upon delivering a notice of exercise to Zen Labs on or before the date that is 45 days after Zen Labs notifies the Company that it has obtained a Section 56 Class Exemption Dealer's license from Health Canada. $45,000 will be paid to Zen Labs by way of issuance of common shares at an issue price equal to the three-day volume weighted average price of the Company's shares as consideration for the option.

On November 18, 2016, the Company issued 39,130 common shares with an estimated fair value of $48,521, pursuant to this agreement, which was recorded as other assets as at January 31, 2017. The Company decided to not execute the option agreement and therefore the carrying value was written-down to nil as at January 31, 2018.

Invictus MD Strategies Corp.
Notes to the consolidated financial statements
For the years ended January 31, 2018 and 2017
(Expressed in Canadian dollars)

11.	OTHER ASSETS (continued)

Greentec Bio-Pharmaceuticals Corporation Group

On November 22, 2016, the Company entered into an option agreement to acquire 60% of a Medical Marijuana Cultivation License (the "Seller") located in Las Vegas, Nevada. The terms of the option allow the Company to acquire 10% of the Seller within 45 days after the Seller has obtained its final approval for cultivation from the state of Nevada inspection department. The Company has paid $150,000 in cash to secure the option. Upon issuance of the license, the Company will have the option (the "First Option") to acquire a 10% equity stake from the Seller for US$500,000 in cash plus US$1,725,000 in common shares of the Company at an issue price equal to the volume weighted average price of the Company's common share for the three trading days ending on the trading day prior to the date of the delivery of the option exercise notice. The Company has an option to purchase an additional 50% of the Seller for US$16,875,000 payable in any combination of cash and/or common shares of the Company. The option expires 183 days after the closing of the First Option.

As at January 31, 2017, the Company recorded $150,000 in other assets relating to the payment made to secure the option. The Company decided to not execute the option agreement and therefore the carrying value was written-down to nil as at January 31, 2018.

PlanC BioPharm Inc.

On January 16, 2017, the Company entered into a binding term sheet with PlanC BioPharm Inc. ("PlanC") and the shareholders of PlanC (the "Sellers") pursuant to which the Company is to acquire all of the issued and outstanding shares of PlanC and assume all of the obligations and liabilities associated with the assets of PlanC or PlanC's business. As a fundamental inducement to the Sellers agreeing to sell the shares, the Company agreed to:

•	Raise $8,000,000 in financing to be held in escrow for the benefit of PlanC within 90 days of signing the definitive agreement; and
•

Use the proceeds of the financing (in whole or in part) to purchase the real property, construct a marijuana cultivation facility in compliance with the Access to Cannabis for Medical Purposes Regulations (the "ACMPR"), and take all commercially reasonable steps necessary to allow PlanC to obtain a cultivation license pursuant to the ACMPR for the facility from Health Canada.

In consideration for the PlanC shares, the Company shall pay the following amounts:

•	$100,000 in cash (paid) and issue 50,000 common shares (issued at a fair value of $75,000) to the Sellers as consideration for entering into the agreement;
•

$100,000 in cash and issue 100,000 common shares on the trading day immediately prior to the date on which the parties execute and deliver a definitive share purchase agreement as consideration for signing a definitive agreement;

•	200,000 common shares on the closing of the sale of PlanC’s shares to the Company;
•	300,000 common shares upon PlanC receiving an affirmation email from Health Canada to schedule the Pre-Licensing Inspection;
•	500,000 common shares upon the completion of pre-licensing inspection; and
•	5,000,000 common shares upon PlanC’s receipt of a cultivation license under the ACMPR.

As at January 31, 2017, the Company recorded $175,000 in other assets related to the consideration provided. The Company decided not to proceed and as a result the carrying value was written-down to nil as at January 31, 2018.

Invictus MD Strategies Corp.
Notes to the consolidated financial statements
For the years ended January 31, 2018 and 2017
(Expressed in Canadian dollars)

12.	BANK INDEBTEDNESS

As at January 31, 2017, bank indebtedness consisted of a secured line of credit for Future Harvest. The amounts were due on demand and bore interest at the Bank’s Prime Interest Rate plus 1.75% per annum. The maximum facility available was $100,000 and US$125,000. The bank indebtedness was secured by a general security agreement creating a first priority security interest in all property of Future Harvest. As at January 31, 2018, Future Harvest no longer has a secured line of credit.

13.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

		January 31,
	2018	2017
	$	$
Trade accounts payable	1,109,498	301,874
Accrued liabilities	813,950	5,950
GST and taxes payable	19,913	1,698
Payroll liabilities	77,877	22,905
	2,021,238	332,427

14.	NOTE PAYABLE

As at January 31, 2017, the Company had a note payable of $2,000,000 to AB Labs pursuant to the acquisition of AB Labs (Note 7). The amount was paid during the year ended January 31, 2018.

15.	RELATED PARTY TRANSACTIONS AND BALANCES

All related party transactions have occurred in the normal course of operations. Related party transactions occur and are recorded at the amounts agreed between the parties.

For the year ended January 31, 2018, the Company was charged $637,000 in management fees (2017: $657,079) and $500,000 in acquisition costs (2017: nil) by a company controlled by the Chairman and CEO. As at January 31, 2018, $351,099 remains outstanding and is recorded in accounts payable and accrued liabilities (January 31, 2017: $26,825).

For the year ended January 31, 2018, the Company was charged $18,667 in management fees (2017: nil) by the CFO of the Company.

For the year ended January 31, 2018, the Company was charged $35,000 in management fees (2017: nil) by the interim CFO of the Company.

For the year ended January 31, 2018, the Company was charged $416,064 in salaries and bonuses (2017: nil) by a Director of the Company. As at January 31, 2018, $240,000 remains outstanding and is recorded in accounts payable and accrued liabilities (January 31, 2017: nil).

For the year ended January 31, 2018, the Company was charged $100,000 in director fees to the independent Directors of the Company (2017: nil). As at January 31, 2018, $100,000 remains outstanding and is recorded in accounts payable and accrued liabilities (January 31, 2017: nil).

For the year ended January 31, 2018, the Company was charged $104,253 in salaries and bonuses (2017: nil) by the Chief Compliance Officer of the Company.

Invictus MD Strategies Corp.
Notes to the consolidated financial statements
For the years ended January 31, 2018 and 2017
(Expressed in Canadian dollars)

15.	RELATED PARTY TRANSACTIONS AND BALANCES (continued)

For the year ended January 31, 2018, the Company was charged $51,000 (2017: $596,759) in management fees and $117,648 (2017: $116,495) in rent by a company controlled by a former Director of the Company. As at January 31, 2018, $44,463 remains outstanding and is recorded in accounts payable and accrued liabilities (January 31, 2017: nil). The Company also had sales and purchases from a company controlled by a former director of the Company of $200,810 (2017: $159,770) and $49,786 (2017: $36,035), respectively. In addition, during the year ended January 31, 2017, the Company paid $437,500 to a company controlled by a former Director of the Company for consulting fees related to the sale of SunBlaster.

During the year ended January 31, 2018, the Company wrote-off a shareholder loan and recorded a gain on write-off of shareholder loan of $215,447.

As part of the Acquisition of Acreage Pharms, the Company entered into a lease agreement with a Director and the Chief Compliance Officer of the Company for the land on which the Company’s facilities are located at an annual lease rate of $1 per year.

For the year ended January 31, 2017, the Company was charged $83,200 in management fees by a company controlled by the former CFO of the Company.

As at January 31, 2018, $37,500 was due from a former Director of the Company and is included in trade accounts receivable, described in Note 3 (January 31, 2017: $37,500).

Key management personnel compensation

Key management is comprised of the Company’s directors and executive officers. The Company incurred the following key management compensation charges during the years ended January 31, 2018 and 2017:

	2018	2017
	$	$
Salaries, bonuses, fees and benefits	1,810,984	850,078
Share-based payments	5,650,801	1,416,491
	7,461,785	2,266,569

16.	INCOME TAXES

The tax effect of significant temporary differences (computed by applying the Canadian federal and provincial statutory rate), which comprise deferred income tax assets and liabilities, are as follows:

	2018	2017
	$	$
Canadian statutory income tax rate	26.1%	26.0%
Income tax recovery at statutory rate	(5,380,161)	(1,304,316)
Tax effect of:
Permanent and other differences	1,174,344	780,545
Change in unrecognized deferred income tax assets	3,409,876	30,771
Deferred income tax recovery	(795,941)	(529,000)
Current income tax expense (recovery)	(41,919)	44,792

Invictus MD Strategies Corp.
Notes to the consolidated financial statements
For the years ended January 31, 2018 and 2017
(Expressed in Canadian dollars)

16.	INCOME TAXES (continued)

The significant components of deferred income tax assets and liabilities are as follows:

	2018	2017
	$	$
Deferred income tax assets (liabilities)
Non-capital losses carried forward	3,308,000	348,000
Share issuance costs	1,202,000	200,000
Capital assets	41,000	–
Intangible assets	(10,623,000)	–
Total gross deferred income tax assets (liabilities)	(6,072,000)	548,000
Unrecognized deferred income tax assets	(3,958,000)	(548,000)
Net deferred income tax assets (liabilities)	(10,030,000)	–

As at January 31, 2018, the Company has non-capital losses carried forward of $12,250,000, which are available to offset future years’ taxable income. The losses expire as follows:

$

2034	246,000
2035	119,000
2036	170,000
2037	986,000
2038	10,729,000
12,250,000

17.	SHARE CAPITAL

The Company has an unlimited number of common shares without par value authorized for issuance and an unlimited number of non-voting and non-participating Class A redeemable preferred shares.

As at January 31, 2018, the Company had 89,313,485 common shares issued and outstanding (January 31, 2017: 27,839,600).

As at January 31, 2018 and 2017, no Class A preferred shares issued are issued or outstanding.

Share transactions during the year ended January 31, 2018:

Acquisition

On April 25, 2017, the Company issued 20,000,000 common shares with a fair value of $36,800,000 as part of the consideration paid for the acquisition of Acreage Pharms. Refer to Note 10.

Private placements

On March 2, 2017, the Company issued 9,829,130 units at $1.65 per unit for total proceeds of $16,218,065, of which $19,500 remains outstanding. Each unit was comprised of one common share and one-half of one share purchase warrant. Each warrant is exercisable at a price of $2.35 per share expiring on September 2, 2018. The share purchase warrants are subject to an acceleration provision that allows the Company to give notice of an earlier expiry date if the Company's daily volume weighted average share price is greater than $3.75 for ten consecutive trading days. The share purchase warrants have a fair value of $3,913,929, calculated using the Black-Scholes option pricing model assuming an expected life of 18 months, a risk-free interest rate of 0.68%, an expected dividend rate of 0%, and an expected annual volatility of 163%.

Invictus MD Strategies Corp.
Notes to the consolidated financial statements
For the years ended January 31, 2018 and 2017
(Expressed in Canadian dollars)

17.	SHARE CAPITAL (continued)

Private placements (continued)

As compensation, the underwriters received a commission of 7% of the gross proceeds raised which was paid partly in cash of $670,265 and partly through the issuance of 281,817 units with a fair value of $465,000. The units issued to the underwriters have the same terms as the private placement. The Company also issued to the underwriters a total of 688,039 underwriters’ warrants with a fair value of $835,179. Each underwriters’ warrant is exercisable at a price of $1.65 per share until September 2, 2018.

On May 24, 2017, the Company issued 18,525,000 units at $1.35 per unit for total proceeds of $25,008,750. Each unit was comprised of one common share and one-half of one share purchase warrant. Each warrant is exercisable at a price of $1.75 per share expiring on November 24, 2018. The share purchase warrants have a fair value of $5,759,568, calculated using the Black-Scholes option pricing model assuming an expected life of 18 months, a risk-free interest rate of 0.71%, an expected dividend rate of 0%, and an expected annual volatility of 146%.

As compensation, the underwriters received a commission of 5% of the gross proceeds raised and a corporate finance fee of 5% of the gross proceeds raised, paid in cash of $2,500,875.

Other

On April 26, 2017, the Company issued 1,000,000 common shares with a fair value of $1,810,000 to a consultant as a finder's fee for the acquisition of Acreage Pharms.

On June 13, 2017, the Company issued 1,000,000 common shares with a fair value of $1,410,000 to a consultant for consulting services performed in relation to the acquisition of AB Labs and AB Ventures.

During the year ended January 31, 2018, 216,000 stock options were exercised for proceeds of $162,130 and the Company re-classified $141,162 from contributed surplus to share capital upon exercise.

During the year ended January 31, 2018, 10,621,938 warrants were exercised for proceeds of $17,685,671 and the Company re-classified $5,784,449 from contributed surplus to share capital upon exercise.

Share transactions during the year ended January 31, 2017:

Acquisition

On December 29, 2016, the Company issued 2,400,000 common shares with a fair value of $3,192,000 to acquire 33.33% of AB Labs pursuant to the agreement dated December 23, 2016. Refer to Note 7.

Private placements

On June 30, 2016, the Company closed a non-brokered private placement and issued 5,205,375 units at a price of $0.15 per unit for gross proceeds of $780,806. Each unit consisted of one common share and one transferable common share purchase warrant exercisable at $0.50 per share for a period of two years from the date of issuance.

Invictus MD Strategies Corp.
Notes to the consolidated financial statements
For the years ended January 31, 2018 and 2017
(Expressed in Canadian dollars)

17.	SHARE CAPITAL (continued)

On December 1, 2016, the Company issued 11,429,089 units at $1.05 per unit for gross proceeds of $12,000,543. Each unit consisted of one common share and one-half warrant exercisable for one additional common share at $1.75 per share expiring in 18 months. If the closing price of the common share is equal to or greater than $2.75 for a period of ten consecutive trading days, the Company will have the right to accelerate the expiry. In connection with the private placement, the Company paid finders’ fees of $847,475 and granted 578,548 finders’ warrants. The finders’ warrants are exercisable for one additional common share at $1.75 per share expiring in 24 months.

Other

On August 18, 2016, the Company issued 1,400,275 common shares to certain shareholders, including directors, officers and consultants, of which 1,139,275 common shares were converted from 113,926 Class A preferred shares on a ten-to-one basis. The remaining 261,000 common shares were issued as a result of the Company achieving certain EBITDA milestones.

On November 7, 2016, the Company issued 561,533 common shares to certain shareholders, including directors, officers and consultants which were converted from 56,153 Class A preferred shares on a ten-to-one basis.

On November 18, 2016, the Company issued 39,130 common shares with a fair value of $48,521, pursuant to the option agreement to acquire 49% of Zen Labs. Refer to Note 11.

On January 20, 2017, the Company issued 50,000 common shares with a fair value of $75,000, pursuant to the option agreement to acquire 100% of PlanC. Refer to Note 11.

During the year ended January 31, 2017, the 75,000 stock options were exercised for proceeds of $26,250 and the Company re-classified $11,688 from contributed surplus to share capital upon exercise.

During the year ended January 31, 2017, 2,645,800 warrants were exercised for proceeds of $1,322,900 and the Company re-classified $136,176 from contributed surplus to share capital upon exercise.

Escrow shares

As at January 31, 2018, the Company has 166,667 common shares held in escrow with the following escrow provisions:

-	100,000 shares to be released once Poda has earned an aggregate of $2.5 million in gross revenues;

-	66,667 shares to be released once Poda has earned an aggregate of $12.5 million in gross revenues.

The first escrow issuance and the second escrow issuance are subject to a top-up mechanism, such that if the volume-weighted average trading price of the Company's common shares on the stock exchange for the seven most recent trading days immediately preceding the first sales milestone is below $0.50, or below $0.75 as of the second sales milestone, then the Company has the option to issue either additional common shares, cash payment or a combination thereof to the inventors, such that the aggregate value of the consideration issued at each milestone is equal to $500,000 and provided that the issuance of any additional common shares is not less than an issue price of $0.10.

Invictus MD Strategies Corp.
Notes to the consolidated financial statements
For the years ended January 31, 2018 and 2017
(Expressed in Canadian dollars)

17.	SHARE CAPITAL (continued)

Stock option plan

The Company has adopted a rolling incentive stock option plan (the “Option Plan”) which provides that the Board of Directors of the Company may from time to time, in its discretion, and in accordance with the applicable stock exchange’s requirements, grant to Directors, officers, employees or consultants to the Company, non-transferable options to purchase common shares. Pursuant to the Option Plan, the number of common shares reserved for issuance will not exceed 10% of the issued and outstanding common shares of the Company. Options granted under the Option Plan can have a maximum exercise term of 10 years from the date of grant. Vesting terms will be determined at the time of grant by the Board of Directors.

For the year ended January 31, 2018, the Company recognized share-based compensation of $7,419,953 (2017: $2,428,780).

Movements in the number of stock options outstanding and their related weighted average exercise prices are as follows:

		Weighted
		average
	Number of	exercise price
	options	$
Outstanding, January 31, 2016	157,500	1.58
Granted	2,350,000	1.18
Exercised	(75,000)	0.35
Forfeited	(27,500)	0.35
Cancelled	(40,000)	1.75
Outstanding, January 31, 2017	2,365,000	1.24
Granted	6,900,000	1.62
Exercised	(216,000)	0.75
Forfeited	–	–
Cancelled	(531,000)	1.44
Outstanding, January 31, 2018	8,518,000	1.55

The Company uses the Black-Scholes option pricing model to estimate the fair value for all share-based compensation. The weighted average assumptions used in this pricing model, and the resulting weighted average fair values per option, for the 6,900,000 and 2,350,000 options granted during the years ended January 31, 2018 and 2017, respectively, are as follows:

	2018	2017
(i) Risk-free interest rate	1.38%	1.00%
(ii) Expected life	5 years	5 years
(iii) Expected volatility	82%	143%
(iv) Expected dividend rate	–	–
(vi) Fair value per option	$1.07	$1.05

Invictus MD Strategies Corp.
Notes to the consolidated financial statements
For the years ended January 31, 2018 and 2017
(Expressed in Canadian dollars)

17.	SHARE CAPITAL (continued)

Stock option plan (continued)

The following summarizes information about the stock options outstanding and exercisable as at January 31, 2018:

Outstanding			Exercisable
	Weighted			Weighted
	average	Weighted		average	Weighted
	remaining	average		remaining	average
Number of	contractual life	exercise price	Number of	contractual life	exercise price
options	(years)	$	options	(years)	$
25,000	2.2	1.50	25,000	2.2	1.50
15,000	2.4	1.50	15,000	2.4	1.50
70,000	3.5	0.35	20,000	3.5	0.35
200,000	3.7	0.92	200,000	3.7	0.92
1,494,000	3.8	1.38	1,444,000	3.8	1.38
1,100,000	4.0	1.69	1,100,000	4.0	1.69
585,000	4.1	1.88	585,000	4.1	1.88
1,200,000	4.1	1.75	1,200,000	4.1	1.75
1,179,000	4.4	1.48	1,039,500	4.4	1.48
1,385,000	4.7	1.34	1,385,000	4.7	1.34
150,000	4.8	1.19	–	4.8	1.19
15,000	4.9	1.42	–	4.9	1.42
1,100,000	5.0	1.84	1,100,000	5.0	1.84
8,518,000	4.3	1.55	8,113,500	4.3	1.57

Warrants

Movements in the number of warrants outstanding and their related weighted average exercise prices are as follows:

		Weighted
		average
	Number of	exercise price
	warrants	$
Outstanding, January 31, 2016	582,132	2.63
Issued	11,498,468	1.18
Exercised	(2,645,800)	0.50
Expired	(552,132)	2.50
Outstanding, January 31, 2017	8,882,668	1.40
Issued	18,006,013	1.87
Exercised	(10,621,938)	1.67
Expired	(1,030,000)	1.60
Outstanding, January 31, 2018	15,236,743	1.76

Invictus MD Strategies Corp.
Notes to the consolidated financial statements
For the years ended January 31, 2018 and 2017
(Expressed in Canadian dollars)

17.	SHARE CAPITAL (continued)

Warrants (continued)

The following summarizes information about the outstanding share purchase warrants exercisable to acquire common shares of the Company as at January 31, 2018:

Number of	Exercise
warrants	price
outstanding	$	Expiry date
1,000,000	1.50	April 25, 2018
2,615,234	1.75	June 1, 2018
1,717,400	0.50	June 30, 2018
4,614,566	2.35	September 2, 2018
140,909	2.35	September 2, 2018
688,039	1.65	September 2, 2018
1,000,000	1.50	October 25, 2018
2,882,047	1.75	November 24, 2018
578,548	1.75	December 1, 2018
15,236,743	1.76

18.	FINANCIAL INSTRUMENTS

IFRS 7, Financial Instruments Disclosures, establishes a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The fair value hierarchy has the following levels:

Level 1 – quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

Level 3 – inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The Company’s financial instruments include cash and cash equivalents, short-term investments, accounts receivable, loans receivable, bank indebtedness, accounts payable and note payable. The carrying value of the financial instruments approximates their fair values due to their short-term and on demand nature.

The following financial instruments are presented at fair value on a recurring basis:

		January 31, 2018
	Carrying
	value	Level 1	Level 2	Level 3
	$	$	$	$
Cash and cash equivalents	37,593,985	37,593,985	-	-

		January 31, 2017
	Carrying
	value	Level 1	Level 2	Level 3
	$	$	$	$
Cash and cash equivalents	463,357	463,357	-	-
Short-term investments	3,000,000	3,000,000	-	-

Invictus MD Strategies Corp.
Notes to the consolidated financial statements
For the years ended January 31, 2018 and 2017
(Expressed in Canadian dollars)

18.	FINANCIAL INSTRUMENTS (continued)

The Company’s financial instruments are exposed to certain financial risks, including credit, liquidity, and currency risk.

Credit risk

Credit risk arises from cash and cash equivalents held with banks and financial institutions, as well as credit exposure on outstanding accounts receivables. The maximum exposure to credit risk is equal to the carrying value of the financial assets. The Company seeks to limit its exposure to this risk by holding its cash and cash equivalents in large Canadian financial institutions. The Company does not have significant credit risk with respect to customers.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages its liquidity risk by reviewing its capital requirements on an ongoing basis, raising capital through equity financing, when required, and maintaining an accessible line of credit. As at January 31, 2018, the Company had working capital of $39,083,089(January 31, 2017: $3,271,288).

Currency risk

Currency risk is the risk that changes in foreign exchange rates will affect the Company’s income or the value of its holdings of financial instruments. The Company has minimal financial assets and liabilities held in foreign currencies.

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market interest rates. The Company does not have loans and the line of credit is with a high credit quality financial institution.

19.	CAPITAL MANAGEMENT

The Company’s objectives when managing its capital are to safeguard its ability to continue as a going concern, to meet its capital expenditures for its continued operations, and to maintain a flexible capital structure which optimizes the cost of capital within a framework of acceptable risk. The Company manages its capital structure and adjusts it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust its capital structure, the Company may issue new shares, enter into debt facilities, or acquire or dispose of assets. The Company is not subject to externally imposed capital requirements.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable. There have been no changes to the Company’s capital management approach in the period. The Company considers its shareholders’ equity as capital.

Invictus MD Strategies Corp.
Notes to the consolidated financial statements
For the years ended January 31, 2018 and 2017
(Expressed in Canadian dollars)

20.	COMMITMENTS

The Company has three operating leases with respect to its premises for operations and inventory storage.

Future minimum lease payments are as follows:

$

2019	112,200
2020	99,115
2021	100,601
311,916

Poda and the inventors have entered into a royalty agreement, whereby the inventors will receive a royalty in perpetuity equal to 3% of gross sales once Poda achieves cumulative gross revenue in the amount of $500,000.

21.	SEGMENT INFORMATION

The Company has two reporting segments: sale of cannabis and fertilizers, based on the type of products sold. The Company reports activities not directly attributable to an operating segment under Corporate. All property, plant and equipment are located in Canada.

	Cannabis	Fertilizer	Corporate	Total
	$	$	$	$
January 31, 2018
Total assets	59,785,210	2,468,449	53,193,145	115,446,804
Total liabilities	10,475,559	916,311	1,220,534	12,612,404
January 31, 2017
Total assets	–	1,692,710	18,355,762	20,048,472
Total liabilities	–	157,821	2,265,750	2,423,571

	Cannabis	Fertilizer	Corporate	Total
	$	$	$	$
For the year ended January 31, 2018
Revenue	–	2,364,423	–	2,364,423
Net loss	(1,184,491)	(63,671)	(18,540,806)	(19,788,968)
For the year ended January 31, 2017
Revenue	–	2,549,061	–	2,549,061
Net loss	–	(849,139)	(4,876,824)	(5,725,963)

Invictus MD Strategies Corp.
Notes to the consolidated financial statements
For the years ended January 31, 2018 and 2017
(Expressed in Canadian dollars)

22.	SUPPLEMENTAL CASH FLOW INFORMATION

	Year ended January 31,
	2018	2017
	$	$

Interest received	144,765	–
Interest paid	618	–
Income taxes paid	–	44,792

Non-cash transactions
Fair value of accounts receivable of Acreage Pharms acquired	69,484	–
Fair value of property, plant and equipment of Acreage Pharms acquired	1,886,168	–
Fair value of intangible assets of Acreage Pharms acquired	40,640,000	–
Fair value of accounts payable and accrued liabilities of Acreage Pharms acquired	66,827	–
Fair value of deferred tax liability accounts payable and accrued of Acreage Pharms acquired	10,825,941	–
Fair value of share purchase warrants issued as finder's fee	947,397	527,953
Fair value of warrants reallocated to share capital from contributed surplus upon exercise	5,784,449	136,176
Fair value of stock options reallocated to share capital from contributed surplus upon exercise	141,162	11,688
Shares issued for services rendered	3,220,000
Shares issued for acquisition of Acreage Pharms	36,800,000	–
Warrants issued for acquisition of Acreage Pharms	2,890,884	–
Shares issued for acquisition of investment in AB Labs	–	3,456,000
Shares issued for acquisition of Prestige Worldwide Holdings	–	88,740
Shares issued for deferred charges	–	123,521
Note payable issued for acquisition of investment in AB Labs	–	2,000,000

	Year ended January 31,
	2018	2017
	$	$
Cash and cash equivalents
Cash	16,793,985	463,357
GICs	20,800,000	–
	37,593,985	463,357

Cash equivalents consist of redeemable guaranteed investment certificates (“GICs”) of $20,800,000 (January 31, 2017: $Nil), which are redeemable prior to maturity without significant costs or penalties.

23.	SUBSEQUENT EVENTS

(a)

On November 29, 2017, the Company entered into a binding letter of intent (“LOI”) for an option to increase the Company’s ownership interest in AB Labs from 33.33% to 50%. On February 6, 2018, the Company exercised its option to acquire an additional 16.67% ownership in AB Labs. The exercise price of the option was $10,000,000, and will be used by AB Labs as follows:

(i)	$2,750,000 for the purchase of the “Primary Facility” building;

(ii)	$5,200,000 for the purchase of the “Secondary Facility” land and building, and for the anticipated construction costs of the Secondary Facility; and

(iii)	$2,050,000 for working capital purposes.

Invictus MD Strategies Corp.
Notes to the consolidated financial statements
For the years ended January 31, 2018 and 2017
(Expressed in Canadian dollars)

23.	SUBSEQUENT EVENTS (continued)

In addition to the payment of the purchase price for the Primary Facility and Secondary Facility, the use of the proceeds shall also include all closing costs related to the purchase of the properties.

Following close of the increased investment in AB Labs, the Company made an operating line of credit in the amount of $2,000,000 available to AB Labs on or before April 1, 2018, for the sole purpose of being used to satisfy any expenditures for the construction of the Secondary Facility not satisfied by the option price. The Loan Agreement shall be entered into prior to the first advance under the loan.

(b)

On March 13, 2018, the Company appointed Gene Simmons as its Chief Evangelist Officer. Pursuant to the terms of the agreement the Company acquired all the issued and outstanding shares of Gene-Etics Strains Co. The consideration payable by the Company to Gene Simmons will be comprised of cash and common shares of the Company issued as follows:

(i)	US$2,500,000 (paid);

(ii)	2,631,141 common shares (issued);

(iii)

1,973,355 common shares, issued on the date that is the later of (i) 180 days following the closing date, and (ii) the date on which a Master Services Agreement and License Agreement have been executed by each party; and

(iv)

1,973,355 common shares, issued on the date that is the later of (i) 240 days following the closing date, (ii) January 2, 2019, and (iii) the date on which a Master Services Agreement and License Agreement have been executed by each party.

(c)

On May 14, 2018, the Company entered into a binding letter of intent (“LOI”) for an option to acquire 100% (the “Option”) of the outstanding shares of an applicant (“OptionCo”) under the ACMPR from OptionCo current shareholders (the “Vendors”). OptionCo has two properties: (1) a cannabis production and research facility located in Delta, British Columbia (“Delta Facility”), and (2) an additional property awaiting construction of a 50,000 square foot purpose-built indoor facility located in Mission, British Columbia (“Mission Location”). The exercise price of the Option (the “Exercise Price”) is as follows:

(i)	$2,500,000;

(ii)

Issuing to the shareholders of OptionCo, within 10 business days of exercising the Option, $10 million in common shares of the Company valued at a price per share being the greater of: (a) $1.65 CAD per share and (b) the Company’s 10-day Volume Weighted Average Trading Price (“VWAP”) prior to the date of exercise with the following release schedule:

a.	25% within 10 business days of exercising the Option; and

b.	25% every 4 months thereafter.

(iii)

Investment in the sum of $10 million (the “Investment”) in cash into OptionCo to be used for a 50,000 square foot expansion of the Mission Location and working capital purposes. The Investment will be in the form of a commitment from the Company and will be paid into OptionCo over time on an as-needed basis;

(iv)

Issuing to the shareholders of OptionCo, within 10 business days of the Mission Location receiving its cultivation license under the ACMPR, $7 million in common shares of the Company valued at the VWAP immediately prior to the date of the Mission Location receiving its cultivation license under the ACMPR.

(d)	Subsequent to January 31, 2018, a total of 1,806,145 warrants and 327,500 stock options were exercised for proceeds of $2,758,816 and $500,950, respectively.